UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Zebra Technologies Corporation

(Exact name of the registrant as specified in its charter)

Delaware	000-19406	36-2675536
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3 Overlook Point, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip code)

Cristen Kogl 847-793-5512

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2022, to December 31, 2022.

Introduction

Effective for the year ending December 31, 2022, Zebra Technologies Corporation (“Zebra”) must disclose whether any conflict minerals necessary to the functionality or production of a product manufactured by Zebra (or contracted by Zebra to be manufactured) originated in the Democratic Republic of the Congo (“DRC”) or a country adjoining the DRC [Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia, together the “Covered Countries”], or whether the conflict minerals are from recycled or scrap sources. The disclosure requirement arose from Congress’s determination that trade in conflict minerals in a DRC country is financing conflict in those areas, contributing to a humanitarian crisis.

The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC or Covered Countries (“Conflict Minerals”).

Section 1 – Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (‘Rule 13p-1”), Zebra Technologies Corporation (“Zebra”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Exhibit 1.01 Conflict Minerals Report for the reporting period January 1, 2022, to December 31, 2022 and is publicly available on Zebra’s website under “Company Information”/“Compliance”/“Products and Materials Compliance” found on Zebra’s website at https://www.zebra.com/us/en/about-zebra/company-information/compliance/products-and-materials-compliance.html.

After conducting a reasonable country of origin inquiry and our supply chain due diligence inquiry, Zebra has been unable to determine that certain of its conflict minerals did not originate in the Covered Countries or come from recycled or scrap sources, or that such conflict minerals did not directly or indirectly finance or benefit armed groups in the Covered Countries.

Item 1.02 – Exhibits

The Zebra Technologies Corporation Conflict Minerals Report is attached to this report as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of Zebra Technologies Corporation for the period January 1, 2022, to December 31, 2022, as required by Items 1.01 and 1.02 of this Form SD.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZEBRA TECHNOLOGIES CORPORATION

Dated: May 23, 2023	By:	/s/ Cristen Kogl
		Name:	Cristen Kogl
		Title:	Chief Legal Officer, General Counsel, and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.01	Conflict Minerals Report of Zebra Technologies Corporation for the period January 1, 2022, to December 31, 2022.

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